UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vapotherm, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

922107107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	922107107

1.	NAME OF REPORTING PERSONS

Roystone Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

647,5611

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

647,561

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,561

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1 This figure includes 297,619 warrants each exercisable for one share of Common Stock, $0.001 par value per share. This warrant count reflects a proportionate adjustment to the number of warrants reported on the Schedule 13G filed by the reporting persons on February 17, 2023 as a result of a 1-for-8 reverse split of the common stock of Vapotherm, Inc, effected by the issuer on August 18, 2023.

CUSIP No	922107107

1.	NAME OF REPORTING PERSONS

Roystone Capital Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

647,561

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

647,561

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,561

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	922107107

1.	NAME OF REPORTING PERSONS

Guines LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

595,238

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

595,238

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

595,238

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	922107107

1.	NAME OF REPORTING PERSONS

Richard Barrera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

647,561

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

647,561

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,561

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	922107107

Item 1.	(a).	Name of Issuer:

Vapotherm, Inc.

(b).	Address of Issuer's Principal Executive Offices:
100 Domain Drive
Exeter, New Hampshire 03833

Item 2.	(a).	Name of Person Filing:

Roystone Capital Management LP Roystone Capital Holdings LLC Guines LLC Richard Barrera

(b).	Address of Principal Business Office, or if None, Residence:

Roystone Capital Management LP

767 Third Avenue, 29th Floor

New York, New York 10017

United States of America

Roystone Capital Holdings LLC

767 Third Avenue, 29th Floor

New York, New York 10017

United States of America

Guines LLC

767 Third Avenue, 29th Floor

New York, New York 10017

United States of America

Richard Barrera

767 Third Avenue, 29th Floor

New York, New York 10017

United States of America

(c).	Citizenship:

Roystone Capital Management LP - Delaware Roystone Capital Holdings LLC – Cayman Islands Guines LLC - Delaware Richard Barrera – United States of America

(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e).	CUSIP Number:

922107107

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

647,561 shares deemed beneficially owned by Roystone Capital Management LP

647,561 shares deemed beneficially owned by Roystone Capital Holdings LLC

595,238 shares deemed beneficially owned by Guines LLC

647,561 shares deemed beneficially owned by Richard Barrera

(b)	Percent of class:

10.1% deemed beneficially owned by Roystone Capital Management LP

10.1% deemed beneficially owned by Roystone Capital Holdings LLC

9.2% deemed beneficially owned by Guines LLC

10.1% deemed beneficially owned by Richard Barrera

(c)	Number of shares as to which Roystone Capital Management LP has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	647,561	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	647,561	.

Number of shares as to which Roystone Capital Holdings LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	647,561	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	647,561	.

Number of shares as to which Guines LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	595,238	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	595,238	.

Number of shares as to which Richard Barrera has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	647,561	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	647,561	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G amendment are owned by advisory clients of Roystone Capital Management LP, none of which, other than Guines LLC, owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
(Date)

Roystone Capital Management LP* By: Roystone Capital Holdings LLC, its general partner By: /s/ Laura Roche
(Signature)

Laura Roche, Chief Financial Officer
(Name/Title)

Guines LLC* By: /s/ Richard Barrera
(Signature)

Richard Barrera, Managing Member
(Name/Title)

Roystone Capital Holdings LLC* By: /s/ Richard Barrera
(Signature)

Richard Barrera, Managing Member
(Name/Title)

/s/ Richard Barrera*
Richard Barrera

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2024 relating to the Common Stock, $0.001 par value per share of Vapotherm, Inc., shall be filed on behalf of the undersigned.

Roystone Capital Management LP By: Roystone Capital Holdings LLC, its general partner By: /s/ Laura Roche
(Signature)

Laura Roche, Chief Financial Officer
(Name/Title)

Guines LLC By: /s/ Richard Barrera
(Signature)

Richard Barrera, Managing Member
(Name/Title)

Roystone Capital Holdings LLC By: /s/ Richard Barrera
(Signature)

Richard Barrera, Managing Member
(Name/Title)

/s/ Richard Barrera
Richard Barrera